Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $0.0005 par value, of ARC Wireless Solutions, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Dated:  August 18, 2011

BREAN MURRAY CARRET GROUP INC.
By: Vicali Services (BVI) Inc.
Its Director

By:    /s/ Susan Demers
Name:  Susan Demers
Title: Director





Phyllis Quasha

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).